

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2022

Mark Worden
President, Chief Executive Officer and Director
Shoe Carnival, Inc.
7500 East Columbia Street
Evansville, IN 47715

> **Re: Shoe Carnival Inc.**
> **Form 10-K for the Fiscal Year Ended January 29, 2022**
> **Filed March 25, 2022**
> **File No. 000-21360**

Dear Mr. Worden:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Trade & Services